UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                          Commission File No. 001-12671


                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K   [X] Form 10-KSB   [_] Form 20-F  [_] Form 11-K
             [_] Form 10-Q   [_] Form N-SAR

For Period Ended: December 31, 2004

[_]   Transition Report on Form 10-K
[_]   Transition Report on Form 10-KSB
[_]   Transition Report on Form 20-F
[_]   Transition Report on Form 11-K
[_]   Transition Report on Form 10-Q
[_]   Transition Report on Form N-SAR
For the Transition Period Ended_____________________:

================================================================================
  Read Instructions (on back page) Before Preparing Form. Please Print or Type.
================================================================================
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
================================================================================

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART 1--REGISTRANT INFORMATION
--------------------------------------------------------------------------------
Full Name of Registrant
Kiwa Bio-Tech Products Group Corporation
--------------------------------------------------------------------------------
Former Name if Applicable
Tintic Gold Mining Company
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)
17700 Castleton Street, Suite 589
--------------------------------------------------------------------------------
City, State and Zip Code
City of Industry, California  91748


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

                  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

                  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K or Form
[X] N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      Kiwa Bio-Tech Products Group Corporation (the "Company") could not complete the filing of its Annual Report on Form 10-KSB for the year ended December 31, 2004 due to a delay in obtaining and compiling information required to be included in the Company's Form 10-KSB, which delay could not be eliminated by the Company without unreasonable effort and expense. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, the Company will file its Form 10-KSB no later than the 15th calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          (Name)                   (Area Code)            (Telephone Number)
        James Zahn                     626                     964-3232

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [_] Yes [X] No

The issuer's Quarterly Report on Form 10-QSB for the period ended March 31, 2004, Quarterly Report on Form 10-QSB for the period ended June 30, 2004, and Quarterly Report on Form 10-QSB for the period ended September 30, 2004 were filed on May 20, 2004, August 20, 2004 and November 15, 2004, respectively.

--------------------------------------------------------------------------------
(3) It is anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?
[X] Yes  [_] No
--------------------------------------------------------------------------------
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
--------------------------------------------------------------------------------

                    Kiwa Bio-Tech Products Group Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)


Date  March 30, 2005             By  /s/ Wei Li
      --------------                 ---------------------------
                                         Wei Li
                                         Chief Executive Officer

--------------------------------------------------------------------------------
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
--------------------------------------------------------------------------------
                                    ATTENTION
--------------------------------------------------------------------------------

================================================================================
      Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

Explanation of Anticipated Change

On March 12, 2004, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of March 11, 2004, by and among the Registrant (formerly named Tintic Gold Mining Company), TTGM Acquisition Corporation, a Utah corporation and wholly-owned subsidiary of the Registrant ("Merger Sub"), and Kiwa Bio-Tech Products Group Ltd., a privately-held corporation organized in the British Virgin Islands ("Kiwa Bio-Tech"), Merger Sub merged with and into Kiwa Bio-Tech with Kiwa Bio-Tech surviving as a wholly-owned subsidiary of the Registrant (the "Merger"). On March 17, 2004, the Registrant changed its name to Kiwa Bio-Tech Products Group Corporation.

Prior the Merger, the Registrant did not conduct any significant business or operations, and had only nominal revenues for the three months ended March 31, 2003. As a consequence of the Merger, Kiwa Bio-Tech's business and operations comprise the overwhelming majority of the Registrant's business and operations. The Registrant incurred a net loss of $81,978 for the year ended December 31, 2003 ($1,355,239 on a consolidated base) and expects to report a net loss of approximately $2.7 million for the year ended December 31, 2004.